UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: May 14, 2025

Commission File Number: 001-39307

Legend Biotech Corporation

(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane

Somerset, New Jersey 08873

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F ☐

Legend Biotech USA Inc. Enters into Office Lease Agreement for New Corporate Headquarters in Bridgewater, New Jersey

On May 9, 2025, Legend Biotech USA Inc. (“Legend Biotech”), a wholly-owned subsidiary of Legend Biotech Corporation (the “Company”) entered into an Office Lease Agreement (the “Lease”) with Legacy Bridgewater LLC (the “Landlord”), pursuant to which Legend Biotech will lease 57,325 square feet of space located at 77 Corporate Drive, Bridgewater, New Jersey (the “Premises”). The Company intends to use the Premises as its new global corporate headquarters.

The initial lease term shall commence on or about June 1, 2025 and continue until April 2036 (the “Initial Lease Term”). Legend Biotech has the option to extend the Initial Lease Term for up to two additional terms of 60 months each. Legend Biotech also has certain rights of first offer to lease additional office space in the building in which the Premises is located.

The base annual rent will range from approximately $1.9 million to $2.3 million during the Initial Lease Term, subject to a rent abatement for the first eight full calendar months following commencement of the Lease and the last two full calendar months prior to the expiration of the Initial Lease Term. Legend Biotech is also responsible for certain other costs under the Lease, including certain tenant improvement costs, operating expenses, taxes, assessments, insurance, and utilities.

The Lease also contains provisions allowing the Landlord customary remedies in the case of an event of default by Legend Biotech. In connection with the Lease, the Company has agreed to provide a guaranty in respect of the obligations and liabilities of Legend Biotech thereunder.

The foregoing description of the terms of the Lease is not complete and is qualified in its entirety by reference to the full text of the Lease, a copy of which the Company will file as an exhibit to the Company’s annual report on Form 20-F for the fiscal year ending December 31, 2025.

This report on Form 6-K is hereby incorporated herein by reference in the registration statements of the Company on Form F-3 (Nos. 333-278050, 333-272222 and 333-257625) and Form S-8 (No. 333-239478 and 333-283217), to the extent not superseded by documents or reports subsequently filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION

Date: May 14, 2025	By:	/s/ Ying Huang
	Name:	Ying Huang, Ph.D.
	Title:	Chief Executive Officer